Exhibit 12.1

Meritage Homes Corporation

Calculation of Ratio of Earnings to Total Fixed Charges

			Year Ended December 31,
	Six months ended June 30, 2012		2011		2010		2009	2008	2007
(Loss)/Income from continuing operations before income taxes and minority interest	$(1,732)		$(20,376)		$2,484		$(154,799)	$(275,966)	$(456,482)
Loss/(Income) from equity method investees	(3,651)		(5,849)		(5,243)		(4,013)	17,038	40,229

	$(5,383)		$(26,225)		$(2,759)		$(158,812)	$(258,928)	$(416,253)
Add/(deduct):
+ Fixed Charges	$23,102		$45,441		$45,936		$50,123	$53,526	$67,109
+ Amortization of Capitalized Interest	5,430		9,863		12,228		25,951	37,233	47,051
+ Distributed income of equity method investees	2,995		6,497		7,263		8,286	10,049	15,929
- Interest capitalized	(8,456)		(12,994)		(9,720)		(10,359)	(25,606)	(55,431)

Earnings available for fixed charges:	$17,688		$22,582		$52,948		$(84,811)	$(183,726)	$(341,595)

Fixed Charges:
Interest and other financial charges expensed and capitalized	$22,165		$43,393		$43,442		$46,890	$49,259	$62,176
Interest factor attributed to rentals (a)	937		2,048		2,494		3,233	4,267	4,933

Total Fixed Charges:	$23,102		$45,441		$45,936		$50,123	$53,526	$67,109

Ratio of earnings to fixed charges:	0.8	x	0.5	x	1.2	x	(b )	(b )	(b )

(a) The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by the Company to be representative of the interest factor inherent in rent.

(b) Earnings were not adequate to cover fixed charges by $134.9 million, $237.3 million and $408.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.